INTELLIHOME, INC.
5150 FRANZ RD., SUITE 100
KATY, TEXAS 77493
TELEPHONE (281) 391-4199
FACSIMILE (281) 391-0624

May 4, 2007

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn: Pamela Long

RE:	IntelliHome, Inc.
Form SB-2, filed January 25, 2007
File No. 333-140204

Dear Ms. Long:

Filed simultaneous herewith, via EDGAR, please find Amendment No. 1 to the above referenced Form SB-2 Registration Statement.

Set forth below are the Staff’s comments, as set forth in the Staff’s letter dated February 21, 2007, followed by our responses, which are numbered to correspond with the numbers set forth in the Staff’s comment letter.

General

SEC Comment:

1.
Because of the nature and size of the transaction being registered for Michael Long and Michael Sanders, it appears that the transaction is not eligible to be made on a shelf basis under Rule 415(a)(1)(i) and instead appears to represent a primary offering which must be made at a fixed price. If you wish to continue with the registration of these shares, please identify the selling shareholders as underwriters in the registration statement and include a fixed price at which all of the persons listed in the selling shareholder table will sell the securities.

Company Response:

The Company respectfully advises the staff that it has analyzed and determined that the transactions being registered on the Form SB-2 are appropriately characterized as secondary offerings that are eligible to be made on a shelf basis under Rule 415(a)(1)(i) for the following reasons:

U.S. Securities and Exchange Commission
May 4, 2007

Rule 415(a)(1)(i) provides that:

“(a)	Securities may be registered for an offering to be made on a continuous or delayed basis in the future. Provided, that:

(1)  The registration statement pertains only to:

(i) Securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary.”

The Company believes it satisfies Rule 415(a)(1)(i) because it is registering securities on behalf of persons other than the Company, a subsidiary of the Company or a person of which the Company is a subsidiary.

In making such determination, the Company has considered the views of the Division of Corporation Finance as expressed in Telephone Interpretations D.29, H.20, H.21, H.76 and 3S as well as the public statements of the Division, including those of Carol McGee, Deputy Chief Counsel of the Division, made at the PLI “SEC Speaks in 2007” conference on February 10, 2007 and those of John W. White, Director of the Division, in his speech of February 23, 2007 at the 29th Annual Conference on Securities Regulation and Business Law.

The Company notes that the public comments of the Division clearly indicate that the Division has not changed its view of so-called “PIPE” transactions but, as Director White stated, is seeking to address “transactions…structured in an abusive manner.” Based on review of the Division’s public comments and various law firm publications deriving from meetings with the Division on this matter, the Company believes that the PIPES that are viewed as abusive are primarily “toxic convertibles” in which floating conversion price or reset features effectively eliminate market risk to the investors permitting investors to profit even in the face of massive dilution and price declines. The Company notes that none of the features commonly associated with abusive PIPE transactions are included in the transactions at hand.

In carrying out its analysis, the Company has considered the following facts regarding the nature and size of the transactions in question:

The Nature of the Transactions

All of the shares being registered for resale under the registration statement were issued pursuant to valid and customary Section 4(2) private placement transactions negotiated at arms’ length to a limited number of investors with passive investment intent.  All of the private placements have been completed and are not ongoing.  Of the total of 9.0 million shares being registered, 6.0 million shares are issuable pursuant the Series A Convertible Preferred Stock private placement completed in October 2005 (the “Series A Preferred Stock Financing”).  The remaining 3.0 million shares relate to a separate and distinct private placement of units consisting of common stock and Series B Preferred Stock, the offering of which was completed in two closings, one in August 2006 and the second in January 2007 (the “Unit Financing”).

U.S. Securities and Exchange Commission
May 4, 2007

In both the Series A Preferred Stock Financing and the Unit Financing, the following common features should be noted (1) each of the investors was fully committed and at market risk at the time of closing, (2) other than as may result from the application of standard antidilution provisions triggered by stock splits, stock dividends and reorganizations, (A) no additional securities of any nature are issuable after the closing date with respect to either the Series A Preferred Stock Financing or the Unit Financing, (B) the conversion price of both the Series A Preferred Stock and the Series B Preferred Stock is fixed and does not float based on the market price or other factors, and (C) neither the Series A Preferred Stock nor the Series B Preferred Stock include any “reset” provisions that would result in a reduction or change in the conversion price based on subsequent financings or other events, and (3) no commissions or similar compensation was paid by the Company to any persons or entities, including the selling stockholders or their affiliates, in conjunction with the transactions.

It should also be noted that none of the investors in either the Series A Preferred Stock Financing or the Unit Financing is, was or ever has been an officer, director or employee, or a relative of any officer, director or employee, of the Company and, prior to such investments, none of the investors was a shareholder of the Company. Further, other than the Investor Rights Agreement pursuant to which the Company agreed to file a registration statement covering the securities purchased, there are no agreements between the Company and any of the investors regarding control of the company, reservation of board seats or otherwise giving rise to any relationship between the Company and the selling stockholders other than in their capacity as stockholders of the Company and, to the Company’s knowledge following inquiry of the selling stockholders, there are no agreements or arrangements by or among the selling stockholders to act in concert with respect to the shareholdings of the Company.

Finally, the Company notes that there is not now, nor has there ever been, a public market for the Company’s securities and, but for the Company’s undertaking to file the registration statement, the Company would not have been able to secure the financing needed to grow its business. Thus, unlike abusive transactions that have been targeted by the Division, the Company believes that the transactions at hand are true corporate financing transactions and not financially engineered transactions designed to provide riskless profit opportunities for the investors.

The Size of the Transaction

The Company is registering the resale of 9.0 million shares for the selling shareholders listed in the registration statement, of which 6.045 million are being registered for Michael Long (“Long”), the sole investor in the Series A Preferred Stock Financing.  Although the 9 million shares represents 42.3% of the shares of common stock currently outstanding (21.3 million), we note that it represents only 30% of the 30.0 million fully diluted shares of the Company and Long’s 6.045 million shares represents only 20.2% of the fully diluted number.

U.S. Securities and Exchange Commission
May 4, 2007

The Company notes that pursuant to the terms of the investment documents for the Series A Preferred Stock Financing and the Unit Financing, the Company cannot issue any shares that would cause any investor to own more than 4.99% of the Company’s outstanding common stock at any given time. This restriction places a very meaningful limitation on the number of shares that the Company would ever issue to the selling stockholders under the registration statement.  To date, 104,500 shares of common stock have been issued to Long pursuant to the Unit Financing.  Of the 9.0 million shares being registered for resale under the registration statement, only 300,000 of them represent actual shares of common stock outstanding as of the date hereof.  The remaining 8.7 million shares are merely issuable upon conversion of preferred stock.  Absent the establishment of a trading market in the Company’s common stock reflecting market prices exceeding the conversion price of the preferred stock and trading volume sufficient to absorb shares offered, these investors have been, and will remain, at full economic risk for loss of their entire investment and such shares might never be issued or ever resold under the registration statement.

The Company also notes that an analysis of the size of the transaction at hand should take into consideration the absence of a current public market in the Company’s securities. It is the Company’s belief that arbitrary limits on the shares that may be registered in a secondary offering measured as a percentage of public float are meaningless and detrimental to the financing of private companies where no prior market exists and, thus, there is no prior public float. The transactions at hand are akin to so-called “Alternative Public Offerings” and there would be no public float at all but for the shares included in the registration statement.

Analysis of Size of Transaction Pursuant to Telephone Interpretation H.20

In analyzing whether the offering described in the registration statement should be viewed as a secondary or primary offering based on the size of the transaction, the Company has looked to Telephone Interpretation H.20 for guidance. That interpretation provides that “secondary sales by affiliates may be made under the General Instruction I.B.3. to Form S-3 relating to secondary offerings, even in cases where the affiliates own more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer.  However, if the percentage is too high, it must examined on a case by case basis.”

Although the Company is not S-3 eligible, the Company believes the same logic regarding the percentage of shares owned could be applied to this case.  Not only are the shares offered in the registration statement below the 50% figure referenced in the Telephone Interpretations, but the Company believes that it is also relevant to note that pursuant to the terms of the investment documents for the Series A Preferred Stock Financing and the Unit Financing, the Company cannot issue any shares that would cause any investor to own more than 4.99% of the Company’s outstanding common stock at any given time. This restriction places a very meaningful limitation on the number of shares that the Company would ever issue to the selling stockholders under the registration statement.

U.S. Securities and Exchange Commission
May 4, 2007

The Company notes that case law has consistently held that 4.9% restrictions are legally effective to prevent the holder from being considered an affiliate of the issuer pursuant to the beneficial ownership rules set forth in Rule 13d-3 of the Securities Exchange Act of 1934.  See:  Amicus Brf. of Sec. Exc. Comm., in Levy v. Southbrook Int’l, No. 00-7630.  Although the matter at hand does not relate directly to Section 16(b), the Company believes that this position is relevant to the determination of who is an “affiliate” for purposes of Telephone Interpretation H.20.

Analysis of Character of Transactions Pursuant to Telephone Interpretation D.29

Interpretation D.29, Rule 415, Form S-3, provides that “the question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult one, not merely a question of who received the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances, it appears that the seller is acting as a conduit for the issuer.”

The Company’s analysis of these factors, as used to reach its determination as to a valid secondary offering, follows:

1.  How long the selling shareholders have held the shares:

The 3.0 million shares being registered on the registration statement as part of the Unit Financing are issuable pursuant to securities that have been held, as of this writing, for between two and seven months from completion of such private placement.  The 6.0 million shares being registered in connection with the Series A Preferred Stock Financing are issuable pursuant to securities that have been held for more than seventeen months.

There is no trading market in the Company’s common stock at this time. The Company believes that the sale of any significant portion of the 9.0 million shares being registered into any public market that may develop would dramatically reduce the price such sellers would receive, thereby severely reducing the value of their investment in the Company.  Given the current absence of a public trading market, the Company believes it is unlikely that the selling shareholders can or will convert to common stock and sell a significant number of shares pursuant to the registration statement in the near future, thereby extending their likely holding period with respect to the Company’s securities.

U.S. Securities and Exchange Commission
May 4, 2007

2.  Circumstances under which the investors received their shares:

As described above, the investors received their shares pursuant to valid and completed private placement transactions.  The investors have been at market risk for their entire investment since the date of their respective private placement closings.  The Company will receive no proceeds from the resale of any of the shares by the selling stockholders.  The investors could not, after they paid for and acquired their shares in the private placements, immediately turn around and sell them in the public market.  The certificates representing the securities issued in the private placements all bear restrictive legends restricting transfer absent registration or the availability of an exemption from registration.

3.  The Investors’ relationship to the issuer:

All of the selling stockholders in the registration statement are individual investors or entities controlled by individual investors.  None of the selling stockholders are, or ever have been, officers, directors or employees of the Company and none of the selling stockholders has a right to elect or appoint members to the board of directors other than such right as routinely accompanies the ownership of voting securities. Prior to the Series A Preferred Stock Financing and the Unit Financing, none of the selling stockholders were stockholders of the Company. Accordingly, the Company respectfully submits that none of the selling stockholders are affiliates of the Company and none of the shares being registered for resale under the registration statement are being sold by or on behalf of the Company.

4.  The amount of shares involved:

See the Company’s discussion above under the heading “Analysis of Size of Transaction Pursuant to Telephone Interpretation H.20.”

5.  Whether the sellers are in the business of underwriting securities.

All of the selling stockholders in the registration statement are either individual investors or entities controlled by individual investors.  To the Company’s knowledge and based on inquiry, none of selling stockholders is a registered broker-dealer or an affiliate of a broker-dealer.  Each of the selling stockholders has advised the Company that it purchased or acquired the shares in the ordinary course of business and that at the time of the purchase of the shares to be resold hereunder, it had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  To the Company’s knowledge, none of the selling stockholders is in the business of underwriting securities.  No issuance of shares covered by this registration were conditioned on the prior effectiveness of a registration statement or otherwise on the selling stockholder’s ability to resell the underlying shares

U.S. Securities and Exchange Commission
May 4, 2007

6.  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

Given the nature of the private placement transactions pursuant to which the shares were issued and the characteristics of the investors who purchased the shares, as described above, the Company respectfully submits that no selling stockholder is acting as a conduit or “alter ego” of the Company.  Instead, this registration is simply a secondary offering being registered as required by the controlling documents relating to the Company’s private placement transactions.

*********

For the reasons cited above, among others, the Company respectfully submits that none of the selling stockholders listed in the registration statement is an affiliate of the Company and that this offering qualifies as a valid secondary offering.

SEC Comment:

2.	Please note the updating requirements of Item 310(g) of Regulation S-B.

Company Response

The company’s financial statements have been updated in accordance with Item 310(g) of Regulation S-B.

SEC Comment:

3.	Please provide a current consent in any amendment. Note the consent at Exhibit 23.1 appears to refer to the incorrect year in its date of January 25, 2006.

Company Response:

A current consent is included as Exhibit 23.1 to the amended Form SB-2.

Cover Page of Prospectus

SEC Comment:

4.
If you wish to continue with the registration of the shares held by Michael Long and Michael Sanders on a primary basis, as contemplated by our comment above, please note that you must state a fixed price for the shares. Otherwise, if you wish to continue the registration of the resale of the shares held only by the remaining shareholders, because there is currently no market for your common shares, please revise your cover page, risk factor and plan of distribution to provide that the selling stockholders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

U.S. Securities and Exchange Commission
May 4, 2007

Company Response:

The cover page, risk factors and plan of distribution have been revised to indicate that the shares will be sold at a fixed price until the shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices.

Summary, page 1

SEC Comment:

5.	Please provide prominent disclosure in this section and in the Risk Factors that you have received a going concern opinion from your auditors.

Company Response:

Disclosure has been added in Risk Factor section indicating that the company has received a going concern opinion from its auditors.

SEC Comment:

Recent Financing Transaction, page 2

6.
Please describe each of the private placement transactions in greater detail. Describe any agreements that were entered into and identify the promoters and private placement agents for these transactions.

Company Response:

The discussion of the private placement transactions has been expanded. Please note that (i) except as described there were no agreements entered into in connection with the private placement transactions, and (ii) no agents participated in the private placement transactions.

SEC Comment:

7.	Please file these agreements relating to the private placements as exhibits. We may have further comments after we review these exhibits.

U.S. Securities and Exchange Commission
May 4, 2007

Company Response:

The purchase agreements relating to the private placements have been filed as exhibits 10.7 and 10.8.

SEC Comment:

Risk Factors, page 4

Our management owns a substantial amount of our stock…, page 10

8.	Please disclose that your directors and executive officers currently own 93.5% of your outstanding common stock.

Company Response:

The referenced risk factor has been expanded to indicate that the directors and executive officers own 93.5% of the currently outstanding common stock.

Where You Can Find More Information, page 11

SEC Comment:

9.
Please remove the statement in the last sentence of the first paragraph that the description is qualified by reference to the limited liability company agreement, as it is inconsistent with Rule 411 of Regulation C.

Company Response:

The statement referenced in the comment did not appear in the location indicated or elsewhere in the registration statement. Accordingly, no revision has been made in response to the comment.

Management’s Discussion and Analysis, page 14

SEC Comment:

10.
Please expand the discussion of your revenue recognition policies for direct sales to consumers to address the treatment of multiple contract deliverables (i.e., initial installation, basic hardware, and monitoring service). Discuss the units of accounting identified pursuant to EITF 00-21 or other authoritative guidance and how you have allocated the consideration. Disclose your revenue recognition policies for each unit of accounting. Revise the footnotes to the financial statements accordingly.

U.S. Securities and Exchange Commission
May 4, 2007

Company Response:

The MD&A discussion under “Critical Accounting Policies,” as well as the related footnote disclosure, has been expanded to discuss the units of accounting identified pursuant to EITF 00-21 and the accounting policy relating to each unit of accounting.

SEC Comment:

11.
Please revise the discussion of your revenue recognition policies on page 16 and in the footnotes to clarify whether the discussion of Installation Fees refers only to integrated cabling and related outlets and equipment to builders.

Company Response:

The MD&A discussion under “General” and “Critical Accounting Policies”, as well as the related footnote disclosure, has been revised to clarify that Installation Fees includes all integrated cabling, related outlets and equipment, and associated services, sold to both builders and consumers.

SEC Comment:

12.
Expand the discussion of Contract Funding revenues to explain significant terms and conditions of these contracts with monitoring service companies, including the details of the ongoing revenue sharing fees and the chargebacks that result in the event the purchased accounts are canceled or become non-producing. Explain how you meet the four criteria of SAB Topic 13 for revenue recognition at the contract date and how you have accounted for chargebacks, revenue sharing fees and other significant provisions.

Company Response:

The discussion of Contract Funding revenues has been expanded in MD&A under “General” to provide a more detailed explanation of the terms on which contracts are sold.

U.S. Securities and Exchange Commission
May 4, 2007

Revenue from contracts sold to a monitoring company are recognized at the date of sale in accordance with SAB Topic 13 because, at that date, a formal arrangement exists, the price is fixed or determinable, the delivery is complete, no other significant obligation of the company exists and collectibility is reasonably assured.

The discussion of revenue recognition under Critical Accounting Policies and in the footnotes has been expanded to described the accounting for chargebacks, revenue sharing fees and other significant provisions.

SEC Comment:

13.	Tell us how you have evaluated the guidance of EITF 99-19 or other authoritative guidance with respect to the contracts for monitoring services that are not sold to a monitoring company.

Company Response:

With respect to monitoring contracts retained by the company and not sold to a monitoring company, the company acts as a principal in the transaction, holding title to the contract with the customer and bearing all of the risks and rewards of the contract. The company separately purchases monitoring service from third-party monitoring companies to service the client with the company bearing all risks and costs of collection from the customer and the cost of providing the actual monitoring service. The company does not act as a commission agent for monitoring companies.

Based on the company bearing all of the risks and rewards associated with the monitoring contracts, it reports revenues from contracts retained on a gross basis consistent with EITF 99-19.

SEC Comment:

14.
Notwithstanding the fact that homebuilder installation contracts are of a short duration as disclosed on page 54, please tell us why you recognize revenue on these contracts using the completed contract method. Also revise your document to quantify what percentage of your revenues is generated using this method. Refer to paragraphs .30-.33 of SOP 81-1.

Company Response:

The company believes that the use of the completed contract method is consistent with the requirements of paragraph 31 of SOP 81-1 because the installation contracts are of a short-term, typically one to two days, and the results of operation would not vary materially from those resulting from the use of the percentage-of-completion method. Paragraph 31 states “For example, the completed-contract method, as opposed to the percentage-of-completion method, would not usually produce a material difference in net income or financial position for a small plumbing contractor that performs primarily relatively short-term contracts during an accounting period; performance covers such a short span of time that the work is somewhat analogous to the manufacture of shelf production items for sale.” The company believes that its homebuilder installation contracts are analogous to the example cited in SOP 81-1 paragraph 31.

The MD&A discussion of “Critical Accounting Policies - Revenue Recognition” has been expanded to indicate the percentage of 2006 revenues reported under the completed contract method of accounting.

U.S. Securities and Exchange Commission
May 4, 2007

Results of Operations, page 17

SEC Comment:

15.	We note your discussion of revenue for the year ended December 31, 2005, as compared to the year ended December 31, 2004, on page 19. Please revise your document to:

● Explain the increase, rather than the decline, in Installation Fees during 2005.
● Discuss the significant increase in Equipment Sales during 2005.

Company Response:

The discussion has been updated to reflect 2006 results as compared to 2005 and revised accordingly.

SEC Comment:

16.
Expand the discussion of results of operations throughout to provide greater insight and to discuss the underlying reasons for intermediate effects currently discussed. Refer to SEC Release 33-8350 for guidance. For example on page 19, describe the “changes to the ADT Security dealer program” and explain how these changes resulted in the loss of your sales force. Also, while it is evident that a reduction in the volume of monitoring contracts purchased by ADT would result in reduced Contract Funding revenue, the impact on overall revenue and future operations is not clear. From current disclosure on page 14 and elsewhere, it would appear that contracts not purchased by ADT would be retained by the company and would result in current and future Monitoring Fees. Explain the reasons for the $18,000 growth in monitoring fees compared to the $352,000 drop in contract funding fees and discuss whether the contracts retained by the company result in less revenue per contract, the impact of amortization over the term of the monitoring contracts, and whether there has been a reduction in overall contracts as a result of the changes to the dealer program.

Company Response:

The MD&A discussion under “General” and “Operating Developments and Plans” has been expanded to provide a more in depth discussion of the affects of the changes to the ADT Security dealer program. Specifically, it is noted that the cost of generating and holding monitoring contracts is often prohibitive unless a company has sufficient financial resources to recoup those costs over the life of a contract and additional resources to fund the generation of new contracts. The sale of contracts to ADT served to fill this financing need. Thus, with limited exceptions, where ADT would no longer purchase a contract previously eligible to be sold, the company would not merely retain the contract because it lacked the resources to finance the generation and holding of that account. Accordingly, only a very small percentage of lost contracting funding revenue translated into new monitoring fees from contracts retained by the company. As a result overall contract volumes decreased.

U.S. Securities and Exchange Commission
May 4, 2007

Summary Compensation Table, page 32

SEC Comment:

17. Please update the table for 2006.

Company Response:

The Summary Compensation Table has been updated to include 2006 compensation.

Security Ownership of Certain Beneficial Owners and Management, page 33

SEC Comment:

18.	Please recalculate the amounts in the table to include the shares held by 5% or greater shareholders without regard to the 4.99% cap on conversion of the preferred stock.

Company Response:

The share ownership table has been revised to include all 5% shareholders, including shares underlying convertible preferred stock, without regard to the 4.99% cap on conversion of the preferred stock.

Selling Stockholders, page 34

SEC Comment:

19.
Please clarify in the footnotes to the table how many shares, including shares underlying convertible securities, are held by each seller and whether the seller acquired those securities in the 2005, 2006 or 2007 private placement.

Company Response:

Footnote disclosure has been added to indicate the number of shares of common stock held and the number of shares underlying convertible securities and to indicate in which private placement those shares were acquired.

U.S. Securities and Exchange Commission
May 4, 2007

SEC Comment:

20.
We note your disclosure on page 36 that none of the selling stockholders has any material relationship with the company. Please revise to indicate that Michael Sanders is counsel to the company. Also describe the relationship between the promoters or others involved in the private placement and the selling shareholders.

Company Response:

The Selling Stockholders discussion has been revised to indicate that Michael Sanders is legal counsel to the company.

There are no relationships between any of the selling stockholders and the “promoters” of the company as that term is defined in Rule 405 of Regulation C.

Legal Matters, page 44

SEC Comment:

21.
Please disclose the fair market value of the securities owned, received and to be received, or subject to options, warrants or rights received or to be received by counsel if it exceeds $50,000. See Instructions to Item 509 of Regulation S-B.

Company Response:

All shareholdings of counsel to the company are already disclosed. We note that Item 509 of Regulation S-B requires disclosure of the interests of counsel in the company if the fair market value of those interests exceeds $50,000 but does not require that the fair market value of such interest be disclosed. Accordingly, no revision has been made to state the fair market value of counsel’s holdings.

December 31, 2005 Financial Statements

Note 1 Summary of Significant Accounting Policies, page 53

Revenue Recognition, page 53

SEC Comment:

22.
It appears that your revenue recognition policy on page 54 addresses only those revenues derived from monitoring fees and installation fees, as described on page 14 in your management’s discussion and analysis. Please tell us why you have not included your revenue recognition policy related to contract funding and equipment sales.

U.S. Securities and Exchange Commission
May 4, 2007

Company Response:

The revenue recognition footnote has been expanded as described in response to comments 10 and 11 above.

Note 8 Sales Tax Payable, page 58

SEC Comment:

23.	We note your unremitted sales tax from 2002 through 2005 in the amount of $37,805 at December 31, 2005. Please tell us and revise your document to clarify why such amounts have not been remitted.

Company Response:

The company incorrectly recorded certain taxable sales in its general ledger system that resulted in the company underreporting taxable sales and amounts to be remitted to the State of Texas. Upon discovering the error, the company notified the state taxing authority and entered into a payment arrangement to remit the taxes in question. At December 31, 2006, all previously unremitted sales taxes had been paid.

Exhibits

SEC Comment:

24.	We note that some of the exhibits do not reflect that they have been executed. Please refile the executed versions of these exhibits.

Company Response:

Each of the exhibits previously filed but not indicating that the same were executed have been refilled with same reflecting the execution of such exhibits.

Exhibit 5.1 - Legal Opinion

SEC Comment:

25.	Please revise to reflect the amended name of the company.

U.S. Securities and Exchange Commission
May 4, 2007

Company Response:

The legal opinion has been revised to reflect the amended name of the company.

SEC Comment:

26.	Please reconcile the number of shares being registered with the amounts described in the prospectus.

Company Response:

The number of shares referenced in the legal opinion has been revised to reconcile with the amounts described in the prospectus.

SEC Comment:

27.
Please delete the assumption in the middle of the first paragraph of page 2 referring to the amount of consideration received or to be received by the company. Counsel must opine that the outstanding securities are fully paid and already qualifies the convertible securities under section (ii) in the second paragraph on page 2.

Company Response:

The referenced sentence has been deleted from the legal opinion.

Please address any comments or questions to the undersigned at the address set forth above.

Sincerely,

Mark Trimble
President

cc:	Michael Sanders, Esq.
John Lovelace